SIVENSA

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

Caracas, October 3, 2007

SUPPL

COMMISION FILE
No. 82-3080

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

07027159

Héctor Peña
Corporate Director of Legal and Auditing

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela

COMMISION FILE
No. 82-3630

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Relations with investors
Phone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

SIVENSA CONTINUES ITS CONSOLIDATION IN THE STEEL SECTOR AND ANNOUNCES SALE OF PARTICIPATIONS IN VICSON C.A.

CARACAS, SEPTEMBER 27, 2007. Siderúrgica Venezolana "Sivensa" S.A. announced that, as part of the implementation of its strategy for centering its activities in the steel sector, it has reached an agreement with Belgian company Bekaert, world leader in the wire market, to sell its shareholding position of 50.002% in Vicson C.A., for a price of US$35.5 million.

Given the current growth of Venezuelan economy and the increase of activities in the international steel market, Sivensa plans to invest the funds obtained in this transaction in the development of its core business: steel.

This way, after reorienting their business strategies, Sivensa and Bekaert decided to dissolve the fruitful joint venture that they had for over three decades in Vicson.

END